© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Inv esto r Presentation NASDAQ: SYT October 2023

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Forward - Looking Statements This document contains forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward - looking statements relate to future events or our future performance, including: our financial performance and projections; our growt h in revenue and earnings; and our business prospects and opportunities. You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these o r similar terms. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in the annual report on Form 20 - F for the fiscal year ended December 31, 2022 that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). Forward - looking statements are only predictions. The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid an d there is a total risk of loss. 2 Risk Factors Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled “Risk Factors” of our annual report on Form 20 - F for the fiscal year ended December 31, 2022, as filed with the SEC. These risks are not presented in the order of importance or probability of occurrence. These risks are described in greater detail in our aforementioned Form 20 - F. If any of the risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. Convenience U.S. Dollar Translations Substantially all of our revenues are generated in Japan, and our functional currency and reporting currency is the Japanese yen. While this document provides convenience translations from Japanese yen to U.S. dollars at certain exchange rates specified herein, such translations are only provided for reference purposes. We make no representation that any Japanese yen or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate, or at all.

© 2023 SYLA Technologies CO., LTD. All rights reserved. Overview Company

About Us

SYLA Technologies

$167M USD
2022 Revenue

YOY 32%
Top Line Growth

$13M
Assets Management and Rental Income (Passive & stable income)

$65M
2023 1st Half Revenue

$187M~203M
2023 Revenue Forecast

$6.4~7.4M
2023 Operating Profit Forecast

$27.3M
FY 2022 Gross Profit

$3.0M
FY 2022 Net Income

100+
Employees

3500+
Rooms Managed

60+
Buildings Under Management

273,000
Crowdfunding Members as of Oct 2023 (No. 1 in Japan)

(1USD=131.81JPY)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

4

© 2023 SYLA Technologies CO., LTD. All rights reserved.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 5 ¥16,665 ¥22,056 ¥24,700 ¥26,700 0 5,000 10,000 15,000 20,000 25,000 30,000 2021 2022 2023 (F) ($126) ($167) ($202) Three - Year Sales Trends ~ ¥682 ¥780 ¥850 ¥980 0 200 400 600 800 1,000 1,200 2021 2022 2023 (F) ($5.2) ($5.9) ($7.4) Three - Year Operating Income Trends ~ Consolidated Sales and Operating Income for the Three - Year Period (Unit in million JPY [million USD]; 1USD=131.81JPY) Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 6 Who We Are Real Estate Development & Sales ▪ Development of commercial and residential assets ▪ 588 units sold in FY22 ▪ 65 buildings completed 19 buildings in development ▪ 90% of revenue Asset Management (Crowdfunding) ▪ 3500+ managed units and 60+ buildings managed ▪ 63 crowdfunding projects ▪ 9% of revenue New Enterprises ▪ Renewable energy ▪ Artificial intelligence integration ▪ <1% of revenue Prop - Tech x Real Estate x AI x Renewable Energy

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 7 ON - BALANCE BUSINESS Real Estate Rimawari - kun OFF - BALANCE BUSINESS Diversification of Financing Methods Liquidizing Development APBM* & Rental Income （ Stable income ） Sales Acquisition fee income Management fee income Exit income Development SYLA’s Revenues Improvement of financial structure by making off – balance sheet arrangements for target real estate, and separation of real estate price volatility risks. Crowdfunding Platform Management [Investors] [Residential and Commercial buildings] [Investments] [Debt from bank] [Equity] * Fund Management, Property Management, Building Management

Environment Surrounding the Japanese Real Estate Market

SYLA Technologies

Positive Macro Environment Working as a Tailwind

Historically low central bank interest rate

Country	Last
Japan	-0.1
Switzerland	1.75
China	3.45
South Korea	3.5
Singapore	3.71
Australia	4.1
Euro Area	4.25
Canada	5
United Kingdom	5.25
United States	5.5
Indonesia	5.75
Saudi Arabia	6
India	6.5

* "Trading Economics"

Historic depreciation of the yen boosting the investment from overseas



(円)
150.00
140.00
130.00
120.00
110.00
100.00
90.00
13/11
14/11
15/11
16/11
17/11
18/11
19/11
20/11
21/11
22/11

* "MUFG Fx Chart"

Inflation Consumer Price Index (CPI) Over 3.0



6.00 %
4.00 %
2.00 %
0.00 %
-2.00 %
2022
2023

* "Trading Economics"

* The percentage of JGBs held by the BOJ exceeded 50% for the first time at the end of September 2022, and continues to be the largest ever. Outstanding JGBs on a market value basis totaled ¥1080 trillion at the end of March, with the BOJ holding ¥576 trillion. Insurance and pension funds were next at 21.9%, followed by banks and other deposit-taking institutions at 8.9%, and overseas at 7.2%, down from 7.4% at the end of December 2022. – Flow of Fund Statistics

8

© 2023 SYLA Technologies CO., LTD. All rights reserved.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 9 Wage Increase The average wage increase in 2023 was 3.69%, the highest in 30 years. The absence of past price increase over an extended period suggests an accelerated spike in future service price, further increasing the likelihood of achieving stable, sustained price increases, and ultimately entering a virtuous cycle of inflation. 0.00% 1.00% 2.00% 3.00% 4.00% 2000 2005 2010 2015 2020 2023 Wage Increase Rate Entering the First Inflationary Cycle with Wage Increases in 20 years Environment Surrounding the Japanese Real Estate Market

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 10 Rising land prices in the Tokyo metropolitan area The global monetary easing and lockdown triggered by the COVID - 19, as well as rising energy prices triggered by the conflicts between Russia and Ukraine, have caused global inflation. Prices began to rise in 2021 and are still rising at a high rate of 3 - 4%. Rising rent price in the Tokyo metropolitan area Inflation (rising prices) is the factor behind rising rents in urban areas. In July 2023, rents for condominiums in the Tokyo metropolitan area rose slightly for the ninth consecutive month, up 0.1% month - on - month. By prefecture, rents in Tokyo rose again by 0.7%, exceeding the May level. Macro Factors Further Contribute to Long - term Inflationary Trends in the Real Estate Market 0 50 100 150 200 Real Estate Price Index 住宅総合 マンション（区分所有） * Shows price trends based on 300,000 transactions per year. The index is published monthly by the Ministry of Land, Infrastructure, Transport and Tourism. 10 years, condominium prices rose from 102.6 to 186. Metropolitan area Environment Surrounding the Japanese Real Estate Market Condominium Residence (all types) Residential Build. Rent (JPY/m 2 )

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Factors Putting Further Upward Pressure on Land Prices and Rents 11 Environment Surrounding the Japanese Real Estate Market Tokyo‘s population is at an all - time high of 14 million. Compared to July 1, 2022, the number of people living in the wards increased by approximately 60,000. This trend will put further upward pressure on land prices and rents in the Tokyo metropolitan area, and further activity in the metropolitan real estate market is expected over the next three years, when low interest rates are expected to continue. Tokyo Population Trends 2020 - 2023 Monthly Population Estimates in Tokyo 2020/7 1,398 2021/7 1,403 2022/7 1,403 2023/7 1,409 (10,000 persons)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 12 A Major Trend from Savings to Consumption and Investment Japan's savings account for 55% of its ¥2043 trillion (US$15.2 trillion) is in personal financial assets. The Kishida administration’s slogan, “from savings to investment,” aims to double the nation’s asset income to progressively encourage a significant shift in financial assets from savings into investments as a key national policy. Huge savings for 55% of total national assets Life Insurance Pension Stocks Bonds Cash JAPAN US * OECD “Household financial assets” Growth Factors in the Japanese Real Estate Market

© 2023 SYLA Technologies CO., LTD. All rights reserved. SYLA Real Estate Crowdfunding

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Global Real Estate Crowdfunding Companies 14 Number of registered members 397k * (13 years) 280k * * (11 years) 273k (2 years) *https://fundrise.com/about **https://www.goodfinancialcents.com/best - fundrise - alternatives/#2 - realtymogul Aiming to become No.1 memberships and AUM in the world

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 2018 2019 2020 2021 2022 2026 15 • The crowdfunding market is expected to grow rapidly • CAGR 50.9% from 2023 - 2032 globally** *GrowShip Partners Co., Ltd. Website **Polaris Market Research : https:// www.polarismarketresearch.com /industry - analysis/real - estate - crowdfunding - market 10 42 70 176 385 1,138 Real Estate Crowdfunding Market in Japan (Unit in million USD: 1USD=131.81JPY) (F)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 16 Crowdfunding Business Model Operating Expenses OpEx Components ・ Labor ・ Marketing & Promotion ・ System maintenance costs Operating Profit GMV Take Rate × Take Rate Components ・ Acquisition fee ・ Management fee ・ Exit (Average 5 - 6%) Gross Revenues Rimawari - kun Revenues and Profits Structures GMV is a key KPI that indicates the size of our crowdfunding business and is a leading indicator of gross profit. Approximately 9% of gross revenues in FY2026. Drivers of High Profitability ・ Benefits from Economies of Scale ・ Higher AUM, Higher Profit Rate As more funds are launched, more expenses can be absorbed, further improving the rate of return.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 2 4 5 5 10 15 17 22 28 48 32,920 80,545 121,460 165,546 191,858 237,054 252,395 261,633 271,133 281,133 0 50,000 100,000 150,000 200,000 250,000 300,000 0 10 20 30 40 50 60 2021 Q3 2021 Q4 2022 Q1 2022 Q2 2022 Q3 2022 Q4 2023 Q1 2023 Q2 2023 Q3 2023 Q4 (F) Membership × GMV (AUM) GROWTH BY QUARTER AGGREGATED GMV (AUM) MEMBERSHIPS • Conversion from membership pools to Rimawari - kun investors will be the next growth driver • Exploring domestic and oversea M&A expansion for crowdfunding platform • Higher retention rate: 95% as of September 2023 Rimawari - kun Growth Forecast (Unit in million USD 1USD=131.81JPY) (Unit 1 person) Partnership with Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission. Growth through accelerated project origination and conversion of membership to investors 17

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 50,000 120,000 280,000 400,000 496,000 568,000 $4 $14 $48 $135 $259 $459 $ $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 0 100,000 200,000 300,000 400,000 500,000 600,000 2021 2022 2023 (F) 2024 (F) 2025 (F) 2026 (F) MEMBERSHIP × GMV (AUM) GROWTH PLAN BY YEAR MEMBERSHIPS GMV (AUM) • Partnership with Rakuten, Japan's largest eCommerce company, has allowed for low cost and rapid growth in membership • Conversion from membership pools to Rimawari - kun investors will be the next growth driver • Exploring M&A for crowdfunding platform expansion in both domestic and overseas markets (Unit in million USD 1USD=131.81JPY) (Unit 1 person) Partnership with Boosting GMV by increasing CV rate into investor from membership pool Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission. 18 Rimawari - kun Growth Forecast

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. • Mezzanine Financing will be available from November 2023, which is expected to increase the size of the fund and lead to increased sales • More stable investment compared to financial risk assets such as stocks • Rapid growth is expected in the next three years with several positive macro environmental factors such as inflation, very low interest rate and weak JPY $4 $14 $48 $135 $259 $459 $0 $0 $5 $14 $ … $66 $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 2021 2022 2023 (F) 2024 (F) 2025 (F) 2026 (F) GMV × REVENUES GROWTH PLAN BY YEAR AUM(GMV) REVENUES 19 (Unit in million USD 1USD=131.81JPY) Growth in GMV Directly Contributes to the Revenue Growth Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission. Rimawari - kun Growth Forecast

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Rimawari - kun Growth Strategy 20 Release of Rimawari - kun App Scheduled to be released in October 2023 Identity confirmation will be completed by just holding your phone over your Individual Number Card 1 minute from registration to investment Rakuten ID Connection Release Can be registered by using their Rakuten ID Significantly reduces entry work at registration UX improvements accelerate Rimawari - kun member acquisition Conversion from Rakuten Points to Rimawari - kun Points 1 regular Rakuten Point can be converted to 1 Rimawari - kun Point Rimawari - kun Points can be used to invest in funds Utilizing Rimawari - kun Points allows for better returns 1 Point = 1 Point (Regular points) Rimawari - kun Points Rimawari - kun

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. One Minute Registration 21 STEP1 Register STEP2 Verify your ID STEP3 Select funds STEP4 Apply STEP5 Confirm One minute from registration to investment

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. An Example of Funds 22 Annual Return Distribution Timing Semi - Annually Duration Year Target Size (Approx. $230K) (Approx. $75) Rimawari - kun x DOTOWN Revitalization project of a local community by building Surfer’s house in the Surf Town Ichinomiya, Chiba More Details Minimum Investment Application starts from

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Rimawari - kun Platform and Revenue Generation 23 • Rimawari - kun is a 3 rd party sponsored marketplace • SYLA generates revenue from acquisition fees (3 - 6%) and AM fees (1 - 2%) Expand our lineup of attractive projects through the participation of diverse businesses Platform Animal Protection Environment Entertainment Government Technology Enhance our lineup of attractive projects Provide diverse products Participating businesses Rimawari - kun

Many Compelling Projects Generating Significant Public Empathy

(1USD=131.81JPY)

Animal Protection



INUNEKO HILLS Animal Friendly Development Project

Total amount of subscriptions
$1.18m USD

Total amount applied for
$1.22m USD

Rate of achievement **103%**

Technological Innovation



Space Business Development with Horiemon

Total amount of subscriptions
$2.24m USD

Total amount applied for
$3.13m USD

Rate of achievement **140%**

Entertainment



Streamer Support Apartment

Total amount of subscriptions
$0.52m USD

Total amount applied for
$0.54m USD

Rate of achievement **103%**

Senior Care Solutions



Nursing Care x IoT Senior Tech Apartments

Total amount of subscriptions
$0.29m USD

Total amount applied for
$0.55m USD

Rate of achievement **191%**

New Era Asset Formation



Solar Data Center

Total amount of subscriptions
$0.07m USD

Total amount applied for
$1.15m USD

Rate of achievement **1,595%**

- Released 63 projects as of September 2023
- Aggregated GMV: $30M as of September 2023 (expected to mark $48M in Q4)
- Avg. Operation Period: 1 Year
- Avg. Return Rate: 4% Annually

24

© 2023 SYLA Technologies CO., LTD. All rights reserved.

© 2023 SYLA Technologies CO., LTD. All rights reserved. SYLA Real Estate Development & Sales

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 26 Real Estate Development Procurement Design Asset, Property, Building Mgmt AI OCR Technology Construction Sales ▼ Galician Hills Nishiazabu ▼ Mistral Point ▼ SYLA DAIKANYAMA Residential and commercial buildings Real Estate Development & Sales One - stop business that handles everything from procurement → Design → Construction → Sales → AM/PM all on its own. Fund Management Property Management Building Management + Rental Income

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. • SYFORM Sumiyoshi • SYFORM Higashi - Ikebukuro • SYFORM Higashi - Azabu • SYFORM Omori • SYFORM Waseda • SYFORM Nakano • SYFORM Kannai 27 • Mainly residential building in central Tokyo • Completed 65 projects in 10 years (avg. 30 units/building) • 8 projects in FY2023, 10 projects in FY2024 expected • Occupancy rate 99% SYFORM Features Portfolio Real Estate Development & Sales

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 28 [SYFORM Kannai ] Architectural Examples (Original Brand “SYFORME”)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 29 [SYFORM Sumiyoshi] Architectural Examples (Original Brand “SYFORME”)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 30 [SYFORM Higashi - Ikebukuro] Architectural Examples (Original Brand “SYFORME”)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 31 [SYFORM Omori] Architectural Examples (Original Brand “SYFORME”)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 32 ▼ Galician Hills Nishiazabu ▼ Mistral Point ▼ SYLA DAIKANYAMA • Mainly residential/commercial building in central Tokyo • Avg. Cap Rate: 3.5% • Rental income and AM revenue total $13M annually as of today Features of properties held for lease Example of Owned Real Estate Properties

© 2023 SYLA Technologies CO., LTD. All rights reserved. SYLA AI & Renewable Energy

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Utilize AI Technology for Property Source 34 Rimawari - kun x AI Rimawari - kun AI technology collects real - time real estate data circulating online and calculates key indicators such as fair value and theoretical yield. It also grades and instantly identifies and notifies users about exceptional value properties. OCR Technology AI technology capable of performing image recognition on the countless emails and paper - based sales drawings that are received daily, extracting and reading information from them. RPA Automation RPA automation is set to significantly reduce manual labor in the procurement process such as ordering and emailing, aiming for a substantial enhancement in procurement efficiency.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. Renewable Business (Solar & Bioenergy Construction) 35 Japan to reduce GHG emissions by 26% from 2013 levels by 2030 and to achieve net zero by 2050

© 2023 SYLA Technologies CO., LTD. All rights reserved. SYLA Financials

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. SYLA Group Revenue Trend (Consolidated) Financial statements in or before fiscal year 2019 have not been audited by an independent auditing firm. 37 2.6 30.0 38.6 55.0 59.6 70.5 48.8 77.9 82.3 83.9 99.7 126.4 167.3 187.4 - 202.6 0 50 100 150 200 2011 2013 2015 2016 *December 2018 2020 2022 $2.6 $30.0 $38.6 $55.0 $59.6 $70.5 $48.8 $77.9 $82.3 $83.9 $99.7 $126.4 $167.3 $187.4 - $202.6 0 50 100 150 200 2011 2013 2015 2016 *December 2018 2020 2022 (Unit in million USD: 1USD=131.81JPY) Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 2021 and 2022 Balance Sheet 38 FY2021 FY2022 YOY growth Current Assets $67.8 $108.5 59.8% Cash and cash equivalents* $22.0 $21.7 - 1.1% Inventory $38.5 $79.8 106.9% Non - Current Assets $94.9 $117.5 23.7% PPE $63.3 $80.3 26.7% Total Assets $162.8 $226.0 38.8% Current Liabilities $31.4 $38.9 23.7% Short - term debt $17.2 $14.7 - 18.6% Non - Current Liabilities $89.0 $137.2 54.2% Long - term debt $69.2 $117.3 69.3% Equity $42.3 $49.8 17.6% *Cash and cash equivalents include restricted cash and term deposits (Unit in million USD: 1USD=131.81JPY)

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. 2023 Financial Guidance Profit & Loss 39 • Expect to double the dividend per share (1 share = 100 ADRs) from ¥70 to ¥140 • Aim to increase dividends every year to reach 30% of net income in long term • Employee Stock Purchase Plan (20% incentive) FY2021 FY2022 FY2023 (F) YOY growth (F) Revenue \ 16,660M ($126.4M) \ 22,051M ($167.3M) \ 24,500M ($187.4M) 11% Operating Income \ 682M ($5.1M) \ 778M ($5.9M) \ 980M ($7.4M) 26% Net Income \ 277M ($2.1M) \ 394M ($2.9M) \ 424M ($3.2M) 8% PER PBR EPS $9.1 $9.7 57.5 3.2 $12.4 28% Dividend per share Dividend per ADS $0.38 $0.0038 $0.53 $0.0053 $1.07 $0.0107 100% Dividend % per share Dividend % per ADS 15% 0.15% (Unit in JPY and USD: 1USD=131.81JPY) Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Inv est ments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see “Forward - Looking Statements” and the Company’s filings with t he Securities and Exchange Commission.

Three-Year Growth Trend of APBM Business

APBM Business;
Fund Management, Property Management, Building Management

(Unit in million JPY [million USD]; 1USD=131.81JPY)



APBM Revenue
¥1,400,000
¥1,200,000
¥1,000,000
¥800,000
¥600,000
¥400,000
¥200,000
¥0
¥520,857
($3.9)
¥623,186
($4.7)
¥690,703
($5.2)
FY2021
FY2022
FY2023 (F)

The APBM business, which is one of our most stable business, has been growing steadily over the past three years through the current fiscal year, supporting our profit structure.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

40

© 2023 SYLA Technologies CO., LTD. All rights reserved.

© 2023 SYLA Technologies CO., LTD. All rights reserved. © 2023 SYLA Technologies CO., LTD. All rights reserved. ■ Investor Relations Gateway Group, Inc. Matt Glover and John Yi (949) 574 - 3860 SYLA@gateway - grp.com ■ Company SYLA Technologies Co., Ltd. Ebisu Prime Square Tower 7F, 1 - 1 - 39 Hiroo , Shibuya - ku , Tokyo, Japan +81 3 - 4560 - 0650 https://syla - tech.jp/en Contact Us 41